

Mail Stop 3561

October 11, 2016

Via E-mail
Felipe Dubernet
Chief Financial Officer
United Breweries Company, Inc.
Vitacura 2670. Twenty-Third Floor
Santiago, Chile

> Re: **United Breweries Company, Inc.**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed April 29, 2016**
> **File No. 001-14906**

Dear Mr. Dubernet:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Item 5: Operating and Financial Review and Prospects
Operating Result, page 62

1. In future filings, please retitle the non-IFRS measure you call operating result, so that it is not confused with being income from operational activities as presented on the face of your consolidated statement of income. One choice may be to call it adjusted operating result. Please also provide a more substantive, and concise, discussion of how this non-IFRS measure is useful to investors. Please provide us with your proposed disclosure revisions. Refer to Items 10(e)(1)(i)(C) and (ii)(E) of Regulation S-K.

2. In future filings, please reconcile the consolidated amounts presented for MSD&A expenses and other operating income (expenses) on page 65 with the comparable amounts presented on the face of your consolidated statement of income. Please provide us with your proposed disclosures.

3.   In future filings, please disclose with quantification the business reasons for changes between periods in the amounts shown in the Others columns of your segment footnote reconciliation on pages F-43 and F-44. Please provide us with your proposed disclosures for 2015 as compared to 2014.

Notes to the Consolidated Financial Statements

Note 2.5 Cash and Cash Equivalents, page F-18
Note 14 Cash and Cash Equivalents, page F-51

4.   Please tell us and disclose in future filings the nature and terms of the securities purchased under resale agreements that are included in cash and cash equivalent. Refer to IAS 7.45 and 7.46.

Note 7 Financial Information as per operating segments, page F-42

5.   In future filings, please disclose your revenues by products and services. Refer to IFRS 8.32. Please provide us with your proposed disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining